SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION
26(c) OF THE
INVESTMENT COMPANY ACT OF 1940
And
APPLICATION FOR AN ORDER GRANTING EXEMPTIONS PURSUANT TO
SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM
SECTION 17(a) OF THE INVESTMENT COMPANY ACT OF 1940

MUTUAL OF AMERICA LIFE INSURANCE COMPANY
Mutual of America Separate Account No. 2
Mutual of America Separate Account No. 3

And

WILTON REASSURANCE LIFE COMPANY OF NEW YORK
American Separate Account No. 2
American Separate Account No. 3

And

MUTUAL OF AMERICA INVESTMENT CORPORATION

Communications, Notice, and Order to:

Thomas L. Martin, Esq.
Mutual of America Life Insurance Company
320 Park Avenue
New York, New York 10022-6839

Copies to:

Thomas E. Bisset, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Ave., N.W.
Washington, D.C. 20004-2415

July 17, 2012

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	)
)
MUTUAL OF AMERICA LIFE INSURANCE COMPANY	)
MUTUAL OF AMERICA SEPARATE ACCOUNT No. 2)		APPLICATION FOR AN
MUTUAL OF AMERICA SEPARATE ACCOUNT No. 3 WILTON REASSURANCE LIFE COMPANY OF NEW YORK	) ) )	ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE
AMERICAN SEPARATE ACCOUNT No. 2)		INVESTMENT COMPANY
AMERICAN SEPARATE ACCOUNT No. 3 MUTUAL OF AMERICA INVESTMENT CORPORATION 320 Park Avenue	) ) ) ) )	ACT OF 1940 and
New York, New York 10022-68391)
	) ) ) )	FOR AN ORDER PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM SECTION 17(a) OF THE INVESTMENT COMPANY ACT OF 1940
)
File No. 812-_________	)

Mutual of America Life Insurance Company, Wilton Reassurance Life Company of New York (together with Mutual of America Life Insurance Company, the “Companies”), Mutual of America Separate Account No. 2 (the “Annuity Account”), Mutual of America Separate Account No. 3 (the “Life Account”), American Separate Account No. 2 (the “American Annuity Account”), and American Separate Account No. 3 (the “American Life Account,” and together with the Companies, the Annuity Account, the Life Account, and the American Annuity Account, the “Applicants”)1 submit this application (the “Application”) to request an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the substitution of shares of: (a) the Vanguard International Portfolio (“Replacement International Fund”) of the Vanguard Variable Insurance Fund (“Vanguard Fund”) for Class A Shares of the DWS International VIP Fund (“Replaced International Fund”) of the DWS Variable Series I (“DWS Fund”), and (b) the Mutual of America Bond Fund (“Replacement Bond Fund”) of Mutual of America Investment Corporation (“Investment Corporation”) for Class A Shares of the DWS Bond VIP Fund (“Replaced Bond Fund”) of the DWS Fund, under certain variable life insurance and annuity contracts issued by the Companies (collectively, the “Contracts”).  The Replacement International Fund and the Replacement Bond Fund are sometimes referred to collectively as “Replacement Funds,” and the Replaced International Fund and the Replaced Bond Fund are sometimes referred to collectively as “Replaced Funds.”
Applicants and Investment Corporation (collectively referred to as the “17(a) Applicants”) also request an order of the Commission pursuant to Section 17(b) of the Act exempting them from Section 17(a) of the Act to the extent necessary to permit the Companies to carry out the proposed substitution by redeeming shares issued by each

1  Mutual of America also issues certain contracts through its Separate Account No. 1, which is exempt from regulation under the Act pursuant to Section 3(c)(11) of the Act.  As such, Applicants are not requesting exemptive relief with respect to Separate Account No. 1.  If an order of the Commission is granted pursuant to Section 26(c) of the Act approving the substitution described herein, a similar substitution will take place with regard to the Replaced and Replacement Funds offered through Separate Account No. 1.

Replaced Fund in-kind and using the securities distributed as redemption proceeds to purchase shares issued by the corresponding Replacement Fund, as described herein.
I.	DESCRIPTION OF THE APPLICANTS, THE FUNDS, AND THE CONTRACTS
	A.	Applicants
		1.	Mutual of America Life Insurance Company
Mutual of America Life Insurance Company (“Mutual of America”) is a mutual life insurance company organized under New York law in 1945.  As of March 31, 2012 and December 31, 2011, Mutual of America had total admitted assets of approximately $14.2 billion and $13.5 billion, respectively.
Mutual of America is authorized to transact the business of life insurance, including annuities, in all fifty states and the District of Columbia.  For purposes of the Act, Mutual of America is the depositor and sponsor of the Annuity Account and the Life Account, as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.
2.	Wilton Reassurance Life Company of New York
Wilton Reassurance Life Company of New York (“Wilton”) is a life insurance company organized under New York law in 1955.  As of  December 31, 2011, Wilton had total admitted assets of approximately $1.2 billion.
Prior to March 16, 2001, The American Life Insurance Company of New York (“American Life”), which is now known as Wilton, was a wholly-owned subsidiary of a holding company that was, in turn, 100% owned by Mutual of America.  On March 16, 2001, effective February 28, 2001, Mutual of America sold its holding company that owned American Life to Inviva, Inc.  On September 27, 2006, Wilton Re, a Minnesota

insurance company, acquired all of the issued and outstanding shares of American Life and changed its name to Wilton Reassurance Life Company of New York.   In connection with the sale of American Life, Mutual of America retained full authority and responsibility to take all actions in regard to the American Annuity Account and the American Life Account under an agreement with American Life, and assumptively reinsured the variable contracts offered through those accounts.
Wilton is authorized to transact the business of life insurance, including annuities, in all fifty states, the Virgin Islands and the District of Columbia.  For purposes of the Act, Wilton is the depositor and sponsor of the American Annuity Account and the American Life Account, as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.
3.	The Annuity Account
Mutual of America established the Annuity Account under New York state law on September 22, 1983.  Under the New York Insurance Law, the assets of the Annuity Account are owned by Mutual of America, but are held separately from the other assets of Mutual of America for the sole benefit of the owners of, and the persons entitled to payment under, the Contracts available with the Annuity Account.  To the extent so provided under the applicable Contracts, the Annuity Account is not charged with liabilities arising out of any other business of Mutual of America.  Income and all net realized and unrealized gains and losses arising from the assets of the Annuity Account are credited to or charged against the Annuity Account without regard to the other income, gains, or losses of Mutual of America.  Separate account charges are assessed as a percentage of a Contract owner’s Annuity Account assets and may vary for certain

Contracts based upon the average size of the Contract owner’s account balance in the separate account.  The Annuity Account is a “separate account” as defined by Rule 0-1(e) under the Act.
The Annuity Account is registered with the Commission as a unit investment trust (File No. 811-03996).  The Annuity Account is comprised of a number of subaccounts and each subaccount invests exclusively in one of the insurance dedicated mutual funds made available as investment vehicles underlying the Contracts, including the Replaced Funds and the Replacement Funds.
The assets of the Annuity Account support variable annuity contracts and interests in the Account offered through such contracts have been registered under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-4 (Files No. 2-90201, 33-11023 and 33-5609).2
4.	The Life Account
    Mutual of America established the Life Account under New York state law on June 25, 1988.  Under the New York Insurance Law, the assets of the Life Account are owned by Mutual of America, but are held separately from the other assets of Mutual of America for the sole benefit of the owners of, and the persons entitled to payment under, the Contracts available with the Life Account.  To the extent so provided under the applicable Contracts, the Life Account is not chargeable with liabilities arising out of any other business of Mutual of America.  Income and all net realized and unrealized gains and losses arising from the assets of the Life Account are credited to or charged against the Life Account without regard to the other income, gains, or losses of Mutual of America.  Separate account charges are assessed as a percentage of a Contract owner’s Life Account assets.  The Life Account is a “separate account” as defined by Rule 0-1(e) under the Act.  The Life Account is registered with the Commission as a unit investment trust (File No. 811-09487).  The Life Account is comprised of a number of subaccounts and each

2 Pursuant to Rule 0-4 under the Act, the registration statements for the Annuity Account, Life Account, American Annuity Account, American Life Account, Replaced Funds, and Replacement Funds cited herein are incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

subaccount invests exclusively in one of the insurance dedicated mutual funds  made available as investment vehicles underlying the Contracts, including the Replaced Funds and the Replacement Funds.
The assets of the Life Account support variable life insurance contracts and interests in the Account offered through such contracts have been registered under the 1933 Act on Form N-6 (File No. 333-83413).
5.	The American Annuity Account
Wilton established the American Annuity Account under New York state law on February 23, 1993.  Under the New York Insurance Law, the assets of the American Annuity Account are owned by Wilton, but are held separately from the other assets of Wilton for the sole benefit of the owners of, and the persons entitled to payment under, the Contracts available with the American Annuity Account.  To the extent so provided under the applicable Contracts, the American Annuity Account is not chargeable with liabilities arising out of any other business of Wilton.  Income and all net realized and unrealized gains and losses arising from the assets of the American Annuity Account are credited to or charged against the American Annuity Account without regard to the other income, gains, or losses of Wilton.  Separate account charges are assessed as a percentage of a Contract owner’s American Annuity Account assets.  The American Annuity Account is a “separate account” as defined by Rule 0-1(e) under the Act.
The American Annuity Account is registered with the Commission as a unit investment trust (File No. 811-7904).   The American Annuity Account is comprised of a number of subaccounts and each subaccount invests exclusively in one of the insurance dedicated mutual funds made available as investment vehicles underlying the Contracts, including the Replaced Funds and the Replacement Bond Fund.  The Replacement

International Fund will be made available under the Contracts offered through the American Annuity Account at or before the date the substitution is effected.
The assets of the American Annuity Account support variable annuity contracts and interests in the Account offered through such contracts have been registered under the 1933 Act on Form N-4 (File No. 33-66406).
6.	The American Life Account
Wilton established the American Life Account under New York state law on February 23, 1993.  Under the New York Insurance Law, the assets of the American Life Account are owned by Wilton, but are held separately from the other assets of Wilton for the sole benefit of the owners of, and the persons entitled to payment under, the Contracts available with the American Life Account.  To the extent so provided under the applicable Contracts, the American Life Account is not chargeable with liabilities arising out of any other business of Wilton.  Income and all net realized and unrealized gains and losses arising from the assets of the American Life Account are credited to or charged against the Account without regard to the other income, gains, or losses of Wilton.  Separate account charges are assessed as a percentage of a Contract owner’s American Annuity Account assets.   The American Life Account is a “separate account” as defined by Rule 0-1(e) under the Act.
The American Life Account is registered with the Commission as a unit investment trust (File No. 811-8368).  The American Life Account is comprised of a number of subaccounts and each subaccount invests exclusively in one of the insurance dedicated mutual funds made available as investment vehicles underlying the Contracts, including the Replaced Funds and the Replacement Bond Fund.  The Replacement International

Fund will be made available under the Contracts offered through the American Life Account at or before the date the substitution is effected.
The assets of the American Life Account support variable life insurance contracts and interests in the Account offered through such contracts have been registered under the 1933 Act on Form S-6 (File No. 33-75280).
B.	The Funds
1.	The DWS Fund
The DWS Fund is registered as an open-end management investment company under the Act (File No. 811-04257) and has registered its shares under the 1933 Act on Form N-1A (File No. 2-96461).  The Replaced Bond Fund and the Replaced International Fund are series of the DWS Fund, which only sells its shares to separate accounts of insurance companies that are used for variable annuity and variable life insurance contracts.
The Replaced Bond Fund and the Replaced International Fund have each entered into an advisory agreement with Deutsche Investment Management Americas, Inc. (“DIMA”) under which DIMA acts as investment adviser for each portfolio.  Under each investment advisory agreement, and subject to the supervision of the DWS Fund board of trustees, DIMA provides management and administrative services to each portfolio, including retaining and supervising subadvisers and for assets not managed by subadvisers, making investment decisions, buying and selling securities for the portfolio and conducting research for these purchase and sale decisions.  DIMA receives an investment management fee from the Replaced Bond Fund and the Replaced International Fund for its investment advisory services.

DWS Fund and DIMA have received an order from the Commission that allows the DWS Fund and DIMA to utilize a multi-manager structure to manage the fund’s assets.  Pursuant to the order, DIMA, with the approval of the DWS Fund board of trustees, is permitted to select sub-advisers that are not affiliates of DIMA to manage all or a portion of the fund’s assets without obtaining shareholder approval.
2.	The Vanguard Fund
The Vanguard Fund is registered as an open-end management investment company under the Act (File No. 811-05962) which only sells its shares to separate accounts of insurance companies that are used for their variable annuity and variable life insurance contracts, including the Replacement International Fund.  The Vanguard Fund issues a series of shares in connection with each fund and has registered such shares under the 1933 Act on Form N-1A (File No. 33-32216).
    The Replacement International Fund employs a multi-portfolio manager approach to investing and managing its assets.  Pursuant to investment advisory agreements between the Replacement International Fund and each of Baillie Gifford Overseas, Ltd., M&G Investment Management, Limited, and Schroder Investment Management North America, Inc. (“Management Companies”), the Management Companies each manage an assigned portion of the Replacement International Fund’s assets, subject to the supervision and oversight of the Vanguard Group, Inc. (“Vanguard”) and the Vanguard Fund’s board of trustees.  The board of trustees designates the proportion of the Replacement International Fund’s assets to be managed by each adviser and may change these proportions at any time.  In addition, the Vanguard Group, Inc. provides management services for a small portion of the Replacement International Fund’s assets, mainly to facilitate cash flows to and from each of the other investment advisors.  Each Management Company receives an investment management fee expressed as a percentage of the assets being managed from the Replacement International Fund for its investment advisory services.

Under the terms of a Commission exemptive order, the Vanguard Fund’s board of trustees may, without prior approval from shareholders, change the terms of an advisory agreement or hire a new investment advisor – either as a replacement for an existing advisor or as an additional advisor.  Any significant change in the Replacement International Fund’s advisory arrangements would be communicated to shareholders in writing.  In addition, as the Replacement International Fund’s sponsor and overall manager, Vanguard may provide investment advisory services to the Replacement International Fund, on an at-cost basis, at any time.  Vanguard may also recommend to the board of trustees that an adviser be hired, terminated, or replaced, or that the terms of an existing investment advisory agreement be revised.
3.	Investment Corporation
Investment Corporation is registered as an open-end management investment company under the Act (File No. 811-05084)  which only sells its shares to the separate accounts of Mutual of America and Wilton that are used for their variable annuity and variable life insurance contracts, including the Replacement Bond Fund.  Investment Corporation issues a series of shares in connection with each fund and has registered such shares under the 1933 Act on Form N-1A (File No. 33-06486).

Pursuant to an investment advisory agreement between the Replacement Bond Fund and Mutual of America Capital Management Corporation (“Capital Management”), Capital Management provides investment advisory services and administrative services to the Replacement Bond Fund.  Capital Management manages the Replacement Bond Fund subject to the supervision and oversight of the Investment Corporation’s board of directors.  The Replacement Bond Fund pays an investment management fee to Capital Management for its investment advisory services, which is expressed as a percentage of the assets managed.
Capital Management is a wholly-owned indirect subsidiary of Mutual of America.  Investment Corporation sells its shares exclusively to the Companies’ separate accounts, and does not have “manager-of-managers” relief for the Replacement Bond Fund.
C.	The Contracts
The Contracts are flexible premium variable annuity and variable universal life insurance contracts.  While the variable annuity Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, such contracts only provide settlement or annuity payment options on a fixed basis.  Because only fixed annuity payment options are available under the variable annuity Contracts, the proposed substitution will not affect any Contracts that have been annuitized.  The variable life insurance Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, throughout the insured’s life, and for the payment of a  death benefit upon the death of the insured.

Under each of the Contracts, the issuing Company reserves the right to substitute shares of one fund for shares of another fund managed by either the same investment adviser, or by a different investment adviser.
For as long as a variable life insurance Contract remains in force or a variable annuity Contract has not yet been annuitized, a Contract owner or participant (the term “participant” includes participants under group Contracts as defined in the respective Contract prospectuses, and is deemed to be included in the term “Contract owner” when used herein) may transfer all or any part of the Contract value from one subaccount to another subaccount or to a fixed account.  With the sole exception of the right to impose certain limitations to deter frequent trading activity that were established in response to the requirements of Forms N-4 and N-6 as well as Rule 22c-2 under the Act, the Contracts do not limit the number of times that a Contract owner can transfer among the subaccounts and the fixed account.  In addition, the Contracts do not impose (or reserve the right to impose) any charges or fees for executing such transfers or for withdrawing all or a portion of a Contract value, other than tax penalties required by law.  Guaranteed living benefit rider features are not available with the Contracts.
II.	THE PROPOSED SUBSTITUTION
The Companies propose to substitute (a) shares of the Replacement International Fund for Class A shares of the Replaced International Fund and (b) shares of the Replacement Bond Fund for Class A shares of the Replaced Bond Fund.

A.	Rationale for Proposed Substitution
The proposed substitution is part of the Companies’ ongoing efforts to provide the Contracts with investment options that have: (1)  a  competitive fee structure relative to other funds in the same asset class peer group; (2) demonstrated the ability to achieve competitive long-term investment returns relative to other funds in the same asset class peer group; and (3) contributed to and enhanced the goal of offering an attractive array of investment options covering many various investment styles, objectives, and categories in the risk/return spectrum.
1.	Replaced International Fund
In 1989, when Mutual of America first selected the Replaced International Fund as an investment option for its variable contracts, it was an actively managed international fund with some exposure to emerging markets that was managed by a stable and seasoned group of international investment professionals with a proven track record of achieving strong long-term investment returns.  As such, this Fund met Mutual of America’s objective of providing its Contract owners with a competitive international equity investment option.  Over the past five years, however, the Replaced International Fund’s investment performance has significantly underperformed both its peers and its benchmark, and has had significant turnover of the investment professionals responsible for managing the fund, as further discussed below, leading the Companies to reevaluate whether the fund continues to be an appropriate investment option for the Contracts going forward.

a. Competitive Fee Structure
The Companies believe that Contract owners should be offered investment options that have a competitive fee structure as compared to their asset class peer groups.  As discussed below, the total annual operating expenses of the Replaced International Fund,as expressed as a percentage of average daily net assets, were nearly double those of the Replacement International Fund for the year ended December 31, 2011.
b. Competitive Long-Term Investment Returns
The Companies also believe that an important consideration for the selection and retention of an investment option under the Contracts is that the long-term performance of the investment option be competitive as compared to its asset class peer group, particularly given the fact that the Contracts are long-term retirement savings and life insurance contracts.  In the Companies’ judgment, in the past five years the Replaced International Fund has not achieved the consistent long-term investment performance standard sought by the Companies.  The investment performance of the Replaced International Fund has been in the lowest quartile for comparable funds in three of the last five years as reported by Morningstar Fund Income Return Category Rankings.  Further, absolute investment performance of the Replaced International Fund ranks in the bottom 10% of comparable funds over the last 3- and 5-year periods and in the bottom 15% for the 10-year period ended March 31, 2012 as reported by Morningstar Fund Income Return Category Rankings.  In fact, based upon performance data for the period ended June 30, 2012, Morningstar downgraded the Replaced International Fund from two stars to one star.
c. Contract Owner Expectations
When deciding to replace the Replaced International Fund under the Contracts, the Companies reviewed all of the currently available investment options under its Contracts with the goal of ensuring that Contract owners would be provided with appropriate and suitable investment options following the substitution with similar investment objectives and strategies to those of the investment options offered before the substitution.  The Companies identified the Replacement International Fund as an investment alternative that met such Contract owner expectations.  The Replacement International Fund is an actively managed portfolio with some exposure to emerging markets similar to the Replaced International Fund; however, unlike the Replaced International Fund, it has been managed by a stable and seasoned group of investment management firms that have a proven track record of achieving strong long-term investment returns.  As such, this Fund was identified as an appropriate and viable substitution candidate for the Replaced International Fund.

Furthermore, given the substantially better long-term investment performance record and lower total fund operating expenses, the Companies believe that the advisers to the Replacement International Fund are better positioned to achieve consistent above-average investment performance over the long term than is the adviser that manages the Replaced International Fund.  The Replacement International Fund also is considerably larger than the Replaced International Fund and has a better historical asset growth record, thus offering the opportunity for potentially even further economies of scale with a larger, growing asset base over which to spread many of its fixed operating costs that are ultimately passed on to Contract owners.
Accordingly, the Companies believe that substituting the Replacement International Fund for the Replaced International Fund will provide Contract owners with an investment option that has not only a virtually identical investment objective and substantially similar principal investment strategies and principal investment risks to the Replaced International Fund, but is, overall, less expensive relative to other funds in this asset class, better positioned to achieve consistent long-term above-average investment performance, and has substantially greater potential for continued growth in assets under management.  For all of these reasons, the Replacement International Fund is an appropriate fund substitution that is in the best interest of Contract owners.  Furthermore, given all of the above, following the substitution Contract owners will have reasonable continuity with respect to their investment expectations.
2.	Replaced Bond Fund
In 1989, when Mutual of America first selected the Replaced Bond Fund as an investment option for its variable contracts, the Replaced Bond Fund was an actively managed bond fund that invested in investment grade fixed income securities and had some exposure to non-investment grade securities of US and foreign issuers, and was managed by a stable and seasoned group of fixed-income investment professionals with a proven track record of achieving strong long-term investment returns.  As such, this Fund met Mutual of America’s objective of providing its Contracts with a competitive fixed-income investment option.  Over the past five years, however, and similar to the Replaced International Fund, the Replaced Bond Fund has significantly underperformed both its peers and its benchmark, and has had significant turnover of the investment professionals responsible for managing the fund, as further discussed below, leading the Companies to reevaluate whether the fund continues to be an appropriate investment option for the Contracts.

a. Competitive Fee Structure
As previously noted, the Companies believe that Contract owners should be offered investment options that have a competitive fee and operating expense structure as compared to their asset class peer groups.  For the year ended December 31, 2011, the Replacement Bond Fund’s total annual fund operating  expenses were 0.07%  lower than the Replaced Bond Fund’s total annual fund operating expenses, and that difference is expected to increase to 0.08%  at the time of the substitution, when the advisory fee for the Replacement Bond Fund is permanently lowered by 0.01%, from 0.40%  to 0.39%.  Further, Applicants believe that the Replaced Bond Fund’s expense ratio is likely to increase in future years as its total assets continue to trend downward.  In addition, as of December 31, 2011, the Replaced Bond Fund's turnover rate was seven times that of the Replacement Bond Fund, resulting in higher transaction costs, which in turn lowers investment performance.
b. Competitive Long-Term Investment Returns
As with a fund’s fee structure, the Companies believe that the long-term investment performance of any investment option under the Contracts be competitive vis-a-vis its asset class peer group, particularly given the fact that the Contracts are long-term retirement savings and life insurance products.  In the Companies’ judgment, in the past five years, the Replaced Bond Fund has not achieved the consistent long-term investment performance standard sought by the Companies.  Investment performance of the Replaced Bond Fund has been in the lowest quartile for comparable funds in three of the last five years as reported by Morningstar Fund Income Return Category Rankings. Further, absolute performance of the Replaced Bond Fund ranks in the bottom 10% of comparable funds over the last 3- and 5-year periods and in the bottom 15% for the 10-year period ended March 31, 2012 as reported by Morningstar Fund Income Return Category Rankings.

c. Contract Owner Expectations
After a review of all of the investment options currently available under the Contracts, and aspiring to provide Contract owners with an appropriate and suitable investment option following the substitution that has a similar investment objective and strategies to the Replaced Bond Fund, the Companies identified the Replacement Bond Fund, which is an actively managed bond fund that invests primarily in investment grade fixed-income securities; however, unlike the Replaced Bond Fund, it has been managed by a stable and seasoned group of fixed-income investment professionals that have a proven track record of achieving strong long-term investment returns.  As such, this Fund was identified as an appropriate and viable substitution candidate for the Replaced Bond Fund.
Furthermore, given the substantially better long-term investment performance record and lower total fund operating expenses, the Companies believe that the adviser to the Replacement Bond Fund is better positioned to achieve consistent above-average investment performance over the long term than is the adviser that manages the Replaced Bond Fund.  The Replacement Bond Fund also is considerably larger than the Replaced Bond Fund and has a better historical asset growth record, thus offering the opportunity for potentially even greater economies of scale with a larger, growing asset base over which to spread many of its fixed operating costs that are ultimately passed on to Contract owners.
Accordingly, the Companies believe that substituting the Replacement Bond Fund for the Replaced Bond Fund will offer Contract owners an investment option with not only a similar investment objective and substantially similar principal investment strategies and principal investment risks to the Replaced Bond Fund, but is, overall, less expensive relative to other funds in this asset class, much better positioned to achieve consistent long-term above-average investment performance and has greater potential for continued growth in assets under management.  For all of these reasons, the Replacement Bond Fund is an appropriate fund substitution that is in the best interest of Contract owners.  Furthermore, given all of the above, following the substitution Contract owners will have reasonable continuity with respect to their investment expectations.
B.	Comparison of Investment Objectives, Principal Investment Strategies, and Principal Investment Risks
The following charts set out the investment objectives, principal investment strategies, and principal investment risks of the Replaced International Fund and Replacement International Fund, as stated in their respective prospectuses.
REPLACED INTERNATIONAL FUND	REPLACEMENT INTERNATIONAL FUND

DWS International VIP Fund	Vanguard International Fund
Investment Objective	Investment Objective
Long-term growth of capital.	Long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies
The portfolio invests mainly in common stocks of established companies in countries with developed economies (other than the U.S.).  The fund’s equity investments may also include preferred stocks, depositary receipts and other securities with equity characteristics, such as convertible securities and warrants.

Portfolio management seeks to add value through stock selection utilizing a proprietary investment process including fundamental research.

The portfolio invests predominantly in the stocks of companies located outside the United States and is expected to diversify its assets across developed and emerging markets in Europe, the Far East, and Latin America.  In selecting stocks, the Portfolio’s advisors evaluate foreign markets around the world and choose large-, mid-, and small-capitalization companies considered to have above-average growth potential.  The Portfolio uses multiple investment advisors.

The Portfolio may invest in foreign issuers through American depositary receipts, European depositary receipts, global depositary receipts, or similar investment vehicles.  The Portfolio may also invest in convertible securities.

REPLACED INTERNATIONAL FUIND	REPLACEMENT INTERNATIONAL FUND
Principal Investment Risks	Principal Investment Risks
Foreign investment risk.  The fund faces the risks inherent in foreign investing.  Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing their full value.  Financial reporting standards for companies based in foreign markets differ from those in the U.S.  Additionally, foreign securities markets generally are smaller and less liquid than U.S. markets.  To the extent that the fund invests in non-U.S. dollar denominated foreign securities, changes in currency exchange rates may affect the U.S. dollar value of foreign securities or the income or gain received on these securities.

Investment style risk, which is the chance that returns from non-U.S. growth stocks, and, to the extent that the Portfolio is invested in them, small- and mid-capitalization stocks, will trail returns from global stock markets.  Historically, non-U.S. small- and mid-cap stocks have been more volatile in price than the large-cap stocks that dominate the global markets, and they often perform quite differently.

Emerging markets risk.  Foreign investment risks are greater in emerging markets than in developed markets.  Investments in emerging markets are often considered speculative.

Emerging market countries typically have economic and political systems that are less developed, and can be expected to be less stable than developed markets.  For example, the economies of such countries can be subject to rapid and unpredictable rates of inflation or deflation.

Country/regional risk, which is the chance that world events—such as political upheaval, financial troubles, or natural disasters—will adversely affect the value of securities issued by companies in foreign countries or regions.  Because the Portfolio may invest a large portion of its assets in securities of companies located in any one country or region, including emerging markets, the Portfolio’s performance may be hurt disproportionately by the poor performance of its investments in that area.  Country/regional risk is especially high in emerging markets.

Stock market risk. When stock prices fall, investors should expect the value of their investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. In addition, movements in financial markets may adversely affect a stock’s price, regardless of how well the company performs. To the extent that the fund invests in a particular geographic region or market sector, performance will be affected by that region’s general performance.	Stock market risk, which is the chance that stock prices overall will decline. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. In addition, investments in foreign stocks can be riskier than U.S. stock investments. The prices of foreign stocks and the prices of U.S. stocks have, at times, moved in opposite directions.

REPLACED INTERNATIONAL FUND	REPLACEMENT INTERNATIONAL FUND
Principal Investment Risks	Principal Investment Risks
Security selection risk.  The securities in the fund’s portfolio may decline in value.  Portfolio management could be wrong in its analysis of industries, companies, economic trends, and the relative attractiveness of different securities or other matters.

Manager risk, which is the chance that poor security selection or focus on securities in a particular sector, category, or group of companies will cause the Portfolio to underperform relevant benchmarks or other funds with a similar investment objective.

Liquidity risk.  In certain situations, it may be difficult or impossible to sell an investment in an orderly fashion at an acceptable price.

This risk can be ongoing for any security that does not trade actively or in large volumes, for any security that trades primarily on smaller markets, and for investments that typically trade only among a limited number of large investors (such as certain types of derivatives or restricted securities).  In unusual market conditions, even normally liquid securities may be affected by a degree of liquidity risk.  This may affect only certain securities or an overall securities market.

Currency risk, which is the chance that the value of a foreign investment, measured in U.S. dollars, will decrease because of unfavorable changes in currency exchange rates.  Currency risk is especially high in emerging markets.

Derivatives risk.  Risks associated with derivatives include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.

There is no guarantee that derivatives, to the extent employed, will have the intended effect, and their use could cause lower returns or even losses to the fund.  The use of derivatives by the fund to hedge risk may reduce the opportunity for gain by offsetting the positive effect of favorable price movements.
Derivatives risk. The Portfolio may invest, to a limited extent, in derivatives. Investments in derivatives may subject the Portfolio to risks different from, and possibly greater than, those of the underlying securities, assets, or market indexes. The Portfolio will not use derivatives for speculation or for the purpose of leveraging (magnifying) investment returns.

REPLACED INTERNATIONAL FUND	REPLACEMENT INTERNATIONAL FUND
Principal Investment Risks	Principal Investment Risks
Pricing risk.  If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing.  In such cases, the value determined for an investment could be different than the value realized upon such investment’s sale.  As a result, an investor could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

Secondary markets may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may prevent the fund from being able to realize full value and thus sell a security for its full valuation.  This could cause a material decline in the fund’s net asset value.

Counterparty risk.  A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments, which could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.

Securities lending risk. Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

REPLACED INTERNATIONAL FUND	REPLACEMENT INTERNATIONAL FUND
Principal Investment Risks	Principal Investment Risks
Credit risk.  The fund’s performance could be hurt if an issuer of a debt security suffers an adverse change in financial condition that results in a payment default, security downgrade or inability to meet a financial obligation.

Because the issuers of high-yield debt securities or junk bonds (debt securities rated below the fourth highest credit rating category) may be in uncertain financial health, the prices of their debt securities can be more vulnerable to bad economic news or even the expectation of bad news, than investment –grade debt securities.

For securities that rely on third-party guarantors to support their credit quality, the same risks may apply if the financial condition of the guarantor deteriorates or the guarantor ceases insuring municipal bonds.  Because guarantors may insure many types of bonds, including subprime mortgage bonds and other high-risk bonds, their financial condition could deteriorate as a result of events that have little or no connection to securities owned by the fund.

Interest rate risk.  When interest rates rise, prices of debt securities generally decline.  The longer the duration of the fund’s debt securities, the more sensitive it will be to interest rate changes.

The following charts set out the investment objectives, principal investment strategies, and principal investment risks of the Replaced Bond Fund and Replacement Bond Fund, as stated in their respective prospectuses.
REPLACED BOND FUND	REPLACEMENT BOND FUND

DWS Bond VIP Fund	Mutual of America Bond Fund
Investment Objective	Investment Objective
The Fund seeks to maximize total return consistent with preservation of capital and prudent investment management, by investing for both current income and capital appreciation.	The Fund seeks current income, with preservation of shareholders’ capital a secondary objective.

REPLACED BOND FUND	REPLACEMENT BOND FUND

DWS Bond VIP Fund	Mutual of America Bond Fund
Principal Investment Strategies	Principal Investment Strategies
Main Investments.  Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in bonds of any maturity.  The fund invests mainly in U.S. dollar-denominated fixed income securities, including corporate bonds, U.S. government and agency bonds and mortgage- and asset - backed securities.  The fund may also invest significantly in foreign investment grade fixed income securities, non-investment grade (high yield or junk bonds) securities of U.S. and foreign issuers (including issuers in countries with new or emerging securities markets), or to maintain liquidity, in cash or money market instruments.

The fund may invest up to 25% of total assets in foreign investment grade bonds (those in the top four grades of credit quality).  The fund may also invest up to 35% of total assets in non-investment grade securities (junk bonds) of U.S. and foreign issuers that are rated as low as grade B, the sixth credit grade.  Compared to investment-grade bonds, junk bonds generally pay higher yields but have higher volatility and higher risk of default on payments.  The fund may invest up to 20% of total assets in U.S. dollar or foreign currency denominated bonds of issuers located in countries with new or emerging securities markets.  The fund may have exposure of up to 15% of total assets in foreign currencies.

The Fund invests primarily in publicly-traded, investment-grade debt securities.

Under normal circumstances, at least 80% of the Fund’s total assets are invested in investment grade bonds issued by U.S. corporations or by the U.S. Government or its agencies, such as bonds, notes, debentures, zero coupon securities, asset-backed securities and mortgage-backed securities with ratings that range from AAA to BBB at the time of purchase.  Bonds are debt instruments that can be issued by the federal government, government agencies and subdivisions, states, cities, corporations and other institutions.

The Fund generally will invest a significant portion of its assets in a particular type of debt security, such as U.S. Government securities, securities rated BBB or higher and mortgage-backed securities and it is possible at any given time that certain corporate bonds in the Fund’s portfolio can be below investment grade.  Below investment grade securities are commonly referred to as “junk bonds.”

REPLACED BOND FUND	REPLACEMENT BOND FUND

DWS Bond VIP Fund	Mutual of America Bond Fund
Principal Investment Strategies	Principal Investment Strategies
Management Process. In choosing securities, portfolio management uses distinct processes for various types of securities.	The Adviser evaluates each security to be purchased and selects securities based in part on interest income anticipated to be generated.
 U.S. Investment Grade Securities.  Portfolio management typically
* ranks securities based on creditworthiness, cash flow and price
* determines the value of each security by examining the issuer’s credit quality, debt structure, option value and liquidity risks to identify any inefficiencies between this value and market trading price
* uses credit analysis to determine the issuer’s ability to fulfill its contracts
* uses a bottom-up approach that subordinates sector weightings to individual bonds that portfolio management believes may add above-market value.

The Adviser uses a “bottom-up” approach in selecting debt securities for the Fund, which means that the Adviser places primary emphasis on the evaluation of an issuer of securities before purchasing those securities for the Fund, and less emphasis on possible changes in the general economy or the industry in which the issuer operates. The Adviser evaluates each security to be purchased and selects securities based in part on interest income to be generated. In selecting an individual security, it reviews historical financial measures and considers the price and yield relationship to other securities to determine a proper relative value for the security. The Fund may continue to hold securities that have been downgraded if the Adviser considers the securities to be undervalued due to factors such as lack of liquidity or uncertainty in the marketplace.
 Foreign investment grade and emerging markets high yield securities.
Portfolio management uses a relative value strategy to identify the most attractive foreign markets, then searches those markets for securities that portfolio management believes offer incremental value over U.S. Treasuries.  With emerging market securities, portfolio management also considers short-term factors such as market sentiment, capital flows, and new issue programs.

The Fund may invest in foreign securities.

REPLACED BOND FUND	REPLACEMENT BOND FUND

DWS Bond VIP Fund	Mutual of America Bond Fund
Principal Investment Strategies	Principal Investment Strategies
High yield securities (other than emerging markets).  Portfolio management typically:
*analyzes economic conditions for improving or undervalued sectors and industries
*uses independent credit research and on-site management visits to evaluate individual issuer’s debt service, growth rate, and both downgrade and upgrade potential
*assesses new issues versus secondary market opportunities
*seeks issues within attractive industry sectors and with strong long-term fundamentals and improving credit.

Portfolio management generally sells securities (or exchanges currencies) when they reach their target prices, when other investments appear more attractive, or, particularly for high yield securities, when company fundamentals decline or when portfolio management believes an unexpected development will diminish a company’s competitive position or ability to generate adequate cash flow.

REPLACED BOND FUND	REPLACEMENT BOND FUND

DWS Bond VIP Fund	Mutual of America Bond Fund
Principal Investment Strategies	Principal Investment Strategies
Derivatives.  Portfolio management generally may use futures contracts, which are a type of derivative (a contract whose value is based on, for example, indices, currencies or securities), for duration management (i.e., reducing or increasing the sensitivity of the fund’s portfolio to interest rate changes) or for non-hedging purposes to seek to enhance potential gains.  Portfolio management generally may also enter into total return swap transactions to enhance potential gains.  In addition, portfolio management generally may use forward currency contracts (i) to hedge its exposure to changes in foreign currency exchange rates on its foreign currency denominated portfolio holdings; (ii) to facilitate transactions in foreign currency denominated securities; or (iii) for non-hedging purposes to seek to enhance potential gains.  In addition, portfolio management generally may use credit default swaps to increase the fund’s income, to gain exposure to a bond issuer’s credit quality characteristics without directly investing in the bond, or to hedge the risk of default on bonds held in the fund’s portfolio.

The fund may also use various types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

Securities Lending. The fund may lend securities (up to one-third of total assets) to approved institutions.

REPLACED BOND FUND	REPLACEMENT BOND FUND

DWS Bond VIP Fund	Mutual of America Bond Fund
Principal Investment Strategies	Principal Investment Strategies
Active Trading. The fund may trade actively. This could raise transaction costs (thus lowering returns).

Principal Investment Risks	Principal Investment Risks
Interest rate risk.  When interest rates rise, prices of debt securities generally decline.  The longer the duration of the fund’s debt securities, the more sensitive it will be to interest rate changes.

Interest Rate risk.  Fixed income securities are subject to the risk that securities could lose value because of interest rate changes.  For example, bonds tend to decrease in value if interest rates rise.  Debt obligations with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than debt obligations with shorter maturities.

Credit risk.  The fund’s performance could be hurt if an issuer of a debt security suffers an adverse change in financial condition that results in a payment default, security downgrade or inability to meet a financial obligation.  Credit risk is greater for lower-rated securities.

Because the issuers of high-yield debt securities or junk bonds (debt securities rated below the fourth highest credit rating category) may be in uncertain financial health, the prices of their debt securities can be more vulnerable to bad economic news or even the expectation of bad news than investment-grade debt securities.

Credit risk.  Debt obligations are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due.  There is also the risk that the securities could lose value because of a loss of confidence in the ability of the borrower to pay back debt.  Securities rated BBB or lower generally have more credit risk than higher-rated securities.  Non-investment grade debt – also known as “High-yield bonds” and “junk bonds” – have a higher risk of default and tend to be less liquid than higher-rated securities.

REPLACED BOND FUND	REPLACEMENT BOND FUND

DWS Bond VIP Fund	Mutual of America Bond Fund
Principal Investment Risks	Principal Investment Risks
Prepayment and extension risk.  When interest rates fall, issuers of high interest debt obligations may pay off the debts earlier than expected (prepayment risk), and the fund may have to reinvest the proceeds at lower yields.  When interest rates rise, issuers of lower interest debt obligations may pay off the debts later than expected (extension risk), thus keeping the fund’s assets tied up in lower interest debt obligations.  Ultimately, any unexpected behavior in interest rates could increase the volatility of the fund’s share price and yield and could hurt fund performance.

Fixed Income risk.  The value of an investment will go up or down depending on movements in the bond markets.  The Fund’s investment results may differ from the results of a comparable bond market and from the results of other funds that invest in the same types of securities.  Mortgage-backed securities or certificates are subject to prepayment or extension risk when interest rates fall or rise, respectively.  The prices of debt securities may be subject to significant volatility.  Fixed income securities have an inverse relationship to interest rates, such that as interest rates rise, bond values decrease.  During economic uncertainty, the value of corporate debt securities may decline relative to the value of U.S. government debt securities.  Debt obligations are subject to the risk that issuers may not be able to pay off the principal and interest when due.  Non-investment grade debt obligations, known as “junk bonds”, have a higher risk of default and tend to be less liquid than higher-rated securities.  Adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in the junk bond category than in higher-rated categories.

REPLACED BOND FUND	REPLACEMENT BOND FUND

DWS Bond VIP Fund	Mutual of America Bond Fund
Principal Investment Risks	Principal Investment Risks
Foreign investment risk.  The fund faces the risks inherent in foreign investing.  Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing their full value.  Financial reporting standards for companies based in foreign markets differ from those in the U.S.  Additionally, foreign securities markets generally are smaller and less liquid than U.S. markets.  To the extent that the fund invests in non-U.S. dollar denominated foreign securities, changes in currency exchange rates may affect the U.S. dollar value of foreign securities or the income or gain received on these securities.

Foreign governments may restrict investment by foreigners, limit withdrawal of trading profit or currency from the country, restrict currency exchange or seize foreign investments.  The investments of the fund may also be subject to foreign withholding taxes.  Foreign brokerage commissions and other fees are generally higher than those for U.S. investments, and the transactions and custody of foreign assets may involve delays in payment, delivery or recovery of money or investments.

Foreign Investment risk: Foreign markets are subject to the risk of change in currency or exchange rates, economic and political trends in foreign countries, less liquidity, more volatility, more difficulty in enforcing contractual obligations, higher transaction costs and less government supervision and other reporting regulations and requirements than domestic markets.

REPLACED BOND FUND	REPLACEMENT BOND FUND

DWS Bond VIP Fund	Mutual of America Bond Fund
Principal Investment Risks	Principal Investment Risks
Foreign markets can have liquidity risks beyond those typical of U.S. markets.  Because foreign exchanges generally are smaller and less liquid than U.S. exchanges, buying and selling foreign investments can be more difficult and costly.  Relatively small transactions can sometimes materially affect the price and availability of securities.  In certain situations, it may become virtually impossible to sell an investment in an orderly fashion at a price that approaches portfolio management’s estimate of its value.  For the same reason, it may at times be difficult to value the fund’s foreign investments.

Emerging markets risk.  Foreign investment risks are greater in emerging markets than in developed markets.  Investments in emerging markets are often considered speculative.

Emerging market countries typically have economic and political systems that are less developed, and can be expected to be less stable than developed markets.  For example, the economies of such countries can be subject to rapid and unpredictable rates of inflation or deflation.

Market risk.  The risk that prices of securities will go down because of the interplay of market forces may affect a single issuer, industry or sector of the economy or may affect the market as a whole.

REPLACED BOND FUND	REPLACEMENT BOND FUND

DWS Bond VIP Fund	Mutual of America Bond Fund
Principal Investment Risks	Principal Investment Risks
Derivatives risk.  Risks associated with derivatives include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.

There is no guarantee that derivatives, to the extent employed, will have the intended effect, and their use could cause lower returns or even losses to the fund.  The use of derivatives by the fund to hedge risk may reduce the opportunity for gain by offsetting the positive effect of favorable price movements.

Mortgage risk.  The duration of mortgage-related securities tends to be inversely related to changes in interest rates.  As interest rates rise, the duration of mortgage-related securities extends and as interest rates fall, mortgage-related securities are prepaid at a faster rate.  Because of interest rate changes, it is not possible to predict the realized yield or average life of a mortgage-backed security.  Mortgage-backed securities issued by private corporations generally have more credit risk than securities issued by U.S. Government agencies.

Counterparty risk.  A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments, which could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.

Corporate Debt risk.  In periods of economic uncertainty, investors may favor U.S. government debt securities over debt securities of corporate issuers, in which case the value of corporate debt securities would decline in relation to the value of U.S. government debt securities.

REPLACED BOND FUND	REPLACEMENT BOND FUND

DWS Bond VIP Fund	Mutual of America Bond Fund
Principal Investment Risks	Principal Investment Risks
Pricing risk.  If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing.  In such cases, the value determined for an investment could be different than the value realized upon such investment’s sale.  As a result, investors could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

Secondary markets may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may prevent the fund from being able to realize full value and thus sell a security for its full valuation.  This could cause a material decline in the fund’s net asset value.
Call risk. When interest rates decline, an issuer may have an option to call the securities before maturity. This would result in reduced income.
Security selection risk.  The securities in the fund’s portfolio may decline in value.  Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

Lower rated investment-grade debt securities.  Junk bonds are subject to a greater market risk than higher rated debt securities, with adverse economic conditions or changing circumstances more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher-rated categories.

REPLACED BOND FUND	REPLACEMENT BOND FUND

DWS Bond VIP Fund	Mutual of America Bond Fund
Principal Investment Risks	Principal Investment Risks
Liquidity risk.  In certain situations, it may be difficult or impossible to sell an investment in an orderly fashion at an acceptable price.

This risk can be ongoing for any security that does not trade actively or in large volumes, for any security that trades primarily on smaller markets, and for investments that typically trade only among a limited number of large investors (such as certain types of derivatives or restricted securities).  In unusual market conditions, even normally liquid securities may be affected by a degree of liquidity risk.  This may affect only certain securities or an overall securities market.

Zero Coupon risk.  Zero coupon securities and discount notes do not pay interest, and they may fluctuate more in market value and be more difficult for the Fund to resell during periods of interest rate changes than comparable securities that pay interest in cash at regular intervals.  For example, a fund may lose a portion of the principal amount of a zero coupon security if it sells the security after an increase in interest rates.

Zero coupon securities and discount notes may fluctuate more in market value and be more difficult for a Fund to resell during periods of interest rate changes in the market place than comparable securities that pay interest in cash at regular intervals.  The market values of outstanding debt securities generally decline when interest rates are rising, and during such periods a Fund may lose more if it sells zero coupon securities prior to their maturity date or expected redemption date than if it sells comparable interest-bearing securities.  In general, the longer the remaining term to maturity or expected redemption of a security, the grater the impact on market value from rising interest rates.

Securities lending risk.  Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance.  Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.
General risk: The Fund may not achieve its investment objective. An investment in the Fund could decline in value, and an investor could lose money by investing in the Fund.

C.	Comparison of Advisory Fees, Other Expenses, and Performance
The following chart compares advisory fees, other expenses, total operating expenses, and portfolio turnover rates for the year ended December 31, 2011, expressed as an annual percentage of average daily net assets, of the Replaced International Fund (Class A shares) and the Replacement International Fund.  Neither the Replaced International Fund nor the Replacement International Fund is subject to a distribution plan or shareholder service plan adopted under Rule 12b-1 of the Act.  Neither the Replaced International Fund nor the Replacement International Fund impose a redemption fee.
	Replaced International Fund	Replacement International Fund
	DWS International VIP Fund	Vanguard International Fund
	Year ended 12/31/11	Year ended 12/31/11
Advisory Fees	0.79%	0.46%

Distribution/Service (12b-1) Fee	0.00%	0.00%

Other Expenses	0.21%	0.05%

Total Annual Fund Operating Expenses	1.00%	0.51%

Less Contractual Fee Waivers and Expense Reimbursements	0.00%	0.00%

Net Annual Fund Operating Expenses	1.00%	0.51%

Portfolio Turnover Rate	174%	33%

The following tables compare the respective asset levels, expenses ratios and investment performance data for the Replaced International Fund (Class A shares) and the Replacement International Fund for years ended December 31, 2009, 2010 and 2011.
DWS International VIP Fund	Net Assets at End of Period (rounded to nearest million)	Expense Ratio	Total Investment Return
2009	$344,000,000	0.94%	33.52%
2010	$288,000,000	0.99%	1.62%
2011	$211,000,000	1.00%	(16.67)%

Vanguard International Fund	Net Assets at End of Period (rounded to nearest million)	Expense Ratio	Total Investment Return
2009	$1,627,000,000	0.52%	42.57%
2010	$1,789,000,000	0.51%	15.79%
2011	$1,507,000,000	0.51%	(13.54)%
The following table shows average annual total investment returns for the one-year, five-year, and ten-year periods ended December 31, 2011 for the Replaced International Fund (Class A shares) and the Replacement International Fund:

Fund	1 year	5 year	10 year
DWS International VIP Fund	(16.67)%	(7.67)%	1.78%
Vanguard International Fund	(13.54)%	(1.57)%	6.14%
The following chart compares advisory fees, other expenses, total operating expenses, and portfolio turnover rates for the year ended December 31, 2011, expressed as an annual percentage of average daily net assets, of the Replaced Bond Fund (Class A shares) and the Replacement Bond Fund.  Neither the Replaced Bond Fund nor the Replacement Bond Fund is subject to a distribution plan or shareholder service plan adopted under Rule 12b-1 of the Act.  Neither the Replaced Bond Funds nor the Replacement Bond Fund impose a redemption fee.

	Replaced Bond Fund	Replacement Bond Fund
	DWS Bond Fund	Mutual of America Bond Fund
	Year ended 12/31/11	Year ended 12/31/11
Advisory Fees	0.39%	0.40%3

Distribution/Service (12b-1) Fee	0.00%	0.00%

Other Expenses	0.23%	0.15%

Total Annual Fund Operating Expenses	0.62%	0.55%

Less Contractual Fee Waivers and Expense Reimbursements	0.00%	0.00%

Net Annual Fund Operating Expenses	0.62%	0.55%

Portfolio Turnover	219%	30%

3  Applicants represent that if an order of the Commission is granted pursuant to Section 26(c) of the Act approving the substitution described herein, then on or before the date of substitution, the advisory fee for the Replacement Bond Fund will be permanently reduced by 0.01% to equal 0.39% of average daily net assets for all shareholders of the fund.

The following tables compare the respective asset levels, expenses ratios and investment performance data for the Replaced Bond Fund (Class A shares) and the Replacement Bond Fund for fiscal years ended December 31, 2009, 2010 and 2011.

DWS Bond Fund	Net Assets at End of Period (rounded to nearest million)	Expense Ratio	Total Investment Return
2009	$159,000,000	0.59%	10.07%
2010	$155,000,000	0.59%	6.79%
2011	$112,000,000	0.62%	5.68%

Mutual of America Bond Fund	Net Assets at End of Period (rounded to nearest million)	Expense Ratio	Total Investment Return
2009	$488,000,000	0.58%	14.61%
2010	$597,000,000	0.57%	7.29%
2011	$635,000,000	0.55%	7.30%

The following table shows average annual total investment returns for the one-year, five-year, and ten-year periods ended December 31, 2011 for the Replaced Bond Fund (Class A shares) and the Replacement Bond Fund:

Fund	1 year	5 year	10 year
DWS Bond Fund	5.68%	1.50%	3.27%
Mutual of America Bond Fund	7.30%	6.54%	5.73%

D.	Merits of the Proposed Substitution
Applicants believe that the Replacement Funds are appropriate replacements for the Replaced Funds for each Contract, and that each Replacement Fund represents an investment option that is appropriate and suitable given the investment objectives, principal investment strategies, and principal investment risks of the corresponding Replaced Fund and that offers the opportunity for lower fees and expenses and higher long-term investment returns in the future.  Moreover, the replacement of the Replacement Funds with the Replaced Funds is consistent with the protection of Contract owners and the purposes fairly intended by the policy and provisions of the Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the Act.  The following sections compare the basic characteristics of the Replacement Funds and the corresponding Replaced Funds, demonstrating that the substitution will provide Contract owners with similar investment vehicles.
1.	Comparison of Replacement International Fund and Replaced International Fund
a. Investment Objectives and Principal Investment Strategies
    The Replacement International Fund has an investment objective virtually identical to that of the Replaced International Fund – the Replacement Fund seeks long-term capital appreciation and the Replaced Fund seeks long-term growth of capital.  Additionally, the principal investment strategies of each Fund are substantially similar.  Both Funds primarily invest in the common stock of foreign companies (i.e., non-US domiciled companies) and are generally well diversified both with respect to geographic region and industry.  Both Funds permit exposure to emerging markets and have historically allocated assets to this segment of the market.  Both may also invest in depositary receipts and convertible securities.  A distinction between the two Funds is the fact that the Replacement International Fund currently employees three investment advisors in the management of the assets of the Fund, with each advisor using its unique research, investment approach and management expertise in managing the assets allocated to it.  By contrast, the Replaced International Fund employs only one advisor in the management of the Fund, relying on its proprietary investment process in managing the assets in the Fund.  The multi-adviser structure of the Replacement International Fund has produced superior results as compared to the proprietary investment process of the Replaced International Fund.  Another slight difference between the two Funds is that, when selecting stocks of companies located outside of the United States, the Replacement International Fund’s advisers place greater emphasis on choosing companies considered to have above average growth potential.

b. Principal Investment Risks
Because the Replacement International Fund and the Replaced International Fund share virtually identical investment objectives and substantially similar principal investment strategies, not surprisingly, both Funds also share substantially similar risk profiles.  For example, by investing primarily in the common stock of foreign companies, both Funds face the risk that political, economic, financial, and social developments could adversely affect the value of securities issued by companies in foreign countries or regions.  Similarly, because both Funds invest in equity securities, investors will face the market risk that equity prices can fluctuate widely in response to market developments.  And by investing in derivatives, investors of both Funds face the risk, for example, that the derivative is not well correlated with the security, index or currency to which it relates, among other things.  Finally, there is risk by investing in either Fund that portfolio management could make incorrect judgments in selecting securities for the Fund, resulting in such securities either declining in value below the price paid to acquire the security or such securities not increasing in value as much as other securities within the asset class.

Although not necessarily stated as a principal investment risk in the prospectus for the Replaced International Fund, by investing in foreign securities both Funds are subject to currency risk, thereby subjecting investors to the possibility that the value of such securities will decrease due to unfavorable changes in foreign currency exchange rates.
c. Expenses
The investment advisory fee of the Replacement International Fund is significantly lower than the investment advisory fee imposed by the Replaced International Fund, and neither Fund imposes a distribution or service (12b-1) fee.  Moreover, the total annual fund operating expenses for the Replacement International Fund were only slightly more than half the total annual fund operating expenses of the Replaced International Fund for the year ended December 31, 2011.  Applicants also note that the Replacement International Fund had a significantly lower portfolio turnover rate than the Replaced International Fund as of December 31, 2011, which results in lower transaction costs associated with trading activity.4
d. Investment Performance and Assets
The Replacement International Fund outperformed the Replaced International Fund significantly and consistently for the one-, five-, and ten-year periods ended December 31, 2011.  Furthermore, the assets of the Replacement International Fund were significantly higher than those of the Replaced International Fund as of December 31, 2011 and for each of the prior two calendar years, and as mentioned above, a larger asset base usually has a favorable effect on fund expense ratios.

4 For each fiscal year ended December 31st, beginning in 2005 through 2011, the portfolio turnover rate for the Replacement International Fund was 45%, 29%, 41%, 59%, 41%, 40% and 33%, respectively.  In contrast, the portfolio turnover rate for the Replaced International Fund for each same fiscal year ended December 31st was 59%, 105%, 108%, 123%, 81%,  228% and 174%, respectively.

2.	Comparison of Replacement Bond Fund and Replaced Bond Fund
a. Investment Objectives and Principal Investment Strategies
The Replacement Bond Fund has an investment objective similar to that of the Replaced Bond Fund.  Both Funds have objectives that relate to current income as well as preservation of capital.  While the Replaced Bond Fund also seeks to maximize total return, and invests for capital appreciation in addition to current income, its investment approach, security selection process and higher portfolio turnover rates have resulted in a more risky investment strategy than that of the Replacement Bond Fund (as further discussed below).  Both Funds pursue their investment objectives by primarily investing, under normal market conditions, in publicly-traded, investment-grade debt securities.  Each invests in investment grade bonds issued by US corporations or by the US Government or its agencies, such as bonds, notes, debentures, zero coupon securities and mortgage-backed securities.  Further, the Replacement Bond Fund and the Replaced Bond Fund both utilize the same benchmark, the Barclay’s Capital U.S. Aggregate Bond Index,  to measure their relative investment performance.
While both Funds can actively invest in  below investment grade bonds (“junk bonds”), the Replaced Bond Fund may actively invest up to 35% in such securities, and has historically invested a greater percentage in such securities than that of the Replacement Bond Fund.  The Replacement Bond Fund may only actively invest up to 20% of its assets in non-investment grade debt securities, and, in fact, has historically actively invested none or only a very small percentage of its assets in junk bonds.  Other than each Fund’s percentage of junk bond investments, the only other significant difference between the principal investment strategies of the Replaced Bond Fund and the Replacement Bond Fund is the degree of exposure that each Fund has to foreign bonds and emerging market debt.  The Replaced Bond Portfolio typically has had higher exposures to these areas.
b. Principal Investment Risks
     The principal investment risks of the Replacement Bond Fund are substantially similar to those of the Replaced Bond Fund.  Both Funds invest primarily in U.S. dollar-denominated fixed income securities, and thus both Funds are subject to the risks associated with these types of investments (e.g., decrease in value due to interest rate changes, prepayment and extension risk when interest rates fall or rise, and credit risk relating to issuers of debt securities)  Each Fund may also invest in foreign securities, and therefore may be subject to the risks associated with foreign and emerging market investments, including adverse political, economic or social developments in foreign countries, less liquidity, and changes in currency or exchange rates.  Further, both Funds may hold junk bonds, subjecting investors to greater market risk and potentially higher volatility in reaction to adverse market conditions, as well as mortgage-backed securities, exposing investors to fluctuations in mortgage duration resulting from changes in interest rates and loan prepayments and extensions.  While these last two risks are not explicitly detailed as principal investment risks in the prospectus for the Replaced Bond Fund, Applicants do not believe that the Replacement Bond Fund is exposed to any greater risk than the Replaced Bond Fund in this regard.  The risk characteristics of the Replacement Bond Fund differ from those of the Replaced Bond Fund only to the extent that the Replaced Bond Fund participates in securities lending and invests in derivatives, whereas the Replacement Bond Fund generally does not.5  The Applicants believe, however, that regardless of this difference, the overall risk profile of both Funds is substantially similar with investment in the Replacement Bond Fund possibly subject to less overall risk.
c. Expenses
The investment advisory fee of the Replacement Bond Fund is currently 0.01% higher than the investment advisory fee imposed by the Replaced Bond Fund, and neither Fund imposes a distribution or service (12b-1) fee.   However, as previously noted, the Applicants represent that, if an order of the Commission is granted pursuant to Section 26(c) of the Act approving the substitution described herein, then, on or before the date of substitution, Capital Management, the adviser to the Replacement Bond Fund will  permanently reduce its advisory fee by 0.01% to equal the advisory fee of the Replaced Bond Fund.   Moreover, the total annual fund operating expenses for the Replacement Bond Fund were lower than those of the Replaced Bond Fund for the twelve-month period December 31, 2011 and for each of the two prior calendar years.  Applicants also note that the Replacement Bond Fund had a significantly lower portfolio turnover rate than the Replaced Bond Fund for the year ended December 31, 2011, and historically this is true as well, which results in lower transaction costs.  In addition, the total assets of the Replaced Bond Fund have been declining over the past several years and this results in a smaller asset base against which to spread certain fixed operating expenses, and

5  The Replacement Bond Fund has the authority to lend its securities, but may do so only with the Investment Corporation’s board of directors’ approval of a form of securities lending agreement.

consequently the Replaced Fund’s expense ratio is expected to increase in the future if its total assets continue to decline.6
d. Investment Performance and Assets
The Replacement Bond Fund outperformed the Replaced Bond Fund significantly and consistently for the one-, five-, and ten-year periods ended December 31, 2011.  In addition, the total assets of the Replacement Bond Fund have been substantially greater than those of the Replaced Bond Fund as of December 31, 2011 and each of the prior two calendar years and the Replaced Bond Fund’s total assets has been trending lower over the past several years.
E.	Communications with Contract Owners
By supplements to the Contract prospectuses, the Companies have notified existing Contract owners (and will notify new Contract owners who purchase a Contract subsequent to the date of the supplement but prior to the date of substitution) of their intention to take the necessary actions, including seeking the order requested by this Application, to carry out the proposed substitution as described herein.  The supplements advised Contract owners that the Companies intended to file the Application to seek approval of the substitution, and that if the substitution is approved, any Contract value allocated to a subaccount investing in a Replaced Fund on the date of substitution would be automatically transferred to the subaccount investing in the corresponding Replacement Fund.  In addition, the supplements disclosed that any Contract owner not wanting his or her entire Contract value in the Replaced Fund(s) to be automatically

6 For each fiscal year ended December 31st, beginning in 2005 through 2011 the portfolio turnover rate for the Replaced Bond Portfolio was 197%, 186%, 185%, 196%, 284%, 357% and 219%, respectively.  In contrast, the portfolio turnover rate for the Replacement Bond Portfolio for each same fiscal year ended December 31st was 23%, 19%, 18%, 24%, 46%, 40% and 30%, respectively.

transferred to the respective Replacement Fund on the date of substitution should consider transferring the Contract value in the Replaced Fund(s) to other investment options available under the Contract or, subject to the provisions of the Employer’s Plan or the applicable Contract, to another provider prior to the date of substitution.  The supplements also disclosed to Contract owners that the Companies do not impose charges in connection with the transfer among or withdrawal from any of the investment options available under the Contract, nor do they impose restrictions on transfers (other than frequent transfer restrictions).  Finally, the supplements disclosed that the Companies would bear all expenses related to the substitution, and that there would be no tax consequences for Contract owners as a result of the substitution.  Within five days following the date of substitution, Contract owners affected by the substitution will be notified in writing that the substitution was carried out.  This notice will restate the information set forth in the prospectus supplements described above.
The current prospectus for each Replacement Fund will have been provided to all Contract owners prior to the date of substitution and all Contract owners will have been given sufficient advance notice of the date on which the substitution will take effect.
F.	Implementation
The Companies’ separate accounts may carry out the proposed substitution by redeeming some or all shares of the Replaced Funds in-kind.  However, if a Replacement Fund declines to accept particular securities of the corresponding Replaced Fund for the purchase of in-kind of shares of the Replacement Fund, then the Replaced Fund will liquidate portfolio securities as necessary and shares of the Replacement Funds will be purchased with cash.  In either event, the proceeds of such redemptions will be used to purchase shares of the Replacement Funds.
Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times .  All redemptions of shares of the Replaced Funds and purchases of shares of the Replacement Funds will be effected in accordance with Section 22(c) of the Act and Rule 22c-1 thereunder.  The substitution will take place at relative net asset value as of the date of substitution with no change in the amount of any Contract owner’s Contract value or death benefit or in the dollar value of his or her investment in any of the separate accounts.
Contract owners will not incur any fees or charges as a result of the substitution, nor will their rights or the Companies’ obligations under the Contracts be altered in any way, and the substitution will not change Contract owners’ insurance benefits under the Contracts.  All applicable expenses incurred in connection with the substitution, including brokerage commissions and legal, accounting, and other fees and expenses, will be paid by the Companies.  In addition, the substitution will not impose any tax liability on Contract owners.  The substitution will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the substitution than before the substitution.
Because the Contracts do not limit the number of transfers permitted among investment options (other than certain limitations to deter frequent trading activity), and do not impose (or reserve the right to impose) any charges or fees for transfers or withdrawals, Contract owners will be able to transfer Contract value from the subaccounts investing in the Replaced Funds (before the date of substitution) or the

Replacement Funds (after the date of substitution) to other investment options without restriction.  Certain Contract owners may also transfer their Contract value, subject to the provisions of their Employer’s Plan or the applicable Contract, to a new provider without charge.
With respect to the substitution involving the Replaced Bond Fund and the Replacement Bond Fund, for those who are Contract owners on the date of the proposed substitution, each Company will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the date of the proposed substitution, the subaccount investing in the Replacement Bond Fund such that the sum of the Replacement Bond Fund’s total annual fund operating expenses as expressed as a percentage of the average assets of the fund (after any applicable fee waiver and/or expense reimbursement) and subaccount expenses7 for such period will not exceed, on an annualized basis, the sum of the corresponding Replaced Bond Fund’s total annual fund operating expenses (after any applicable fee waiver and/or expense reimbursement) and subaccount expenses for the fiscal year ending December 31, 2011.  In addition, for twenty-four months following the proposed substitution, each Company will not increase Contract charges or asset-based fees of the subaccount investing in the

7 Subaccount expenses refer to those asset-based fees and charges that are deducted on a daily basis from subaccount assets and are reflected in the calculation of subaccount unit values.  Under the Contracts, subaccount expenses are currently 1.20% of subaccount assets in the Annuity Account and Life Account, and 0.90% of subaccount assets in the American Annuity Account and American Life Account, and Mutual of America reserves the right to increase its 1.20% fee to 2.00%.  Certain group tax-deferred annuity Contracts may be eligible for a reduced subaccount expense based, among other factors, on the level of employer plan assets in the separate account.

Replacement Bond Fund for Contracts outstanding on the date of the proposed substitution.
With respect to the substitution involving the Replaced International Fund and the Replacement International Fund, the Applicants represent that they will not receive, for three years from the date of the substitution, any direct or indirect benefits paid by the Replacement International Fund, its advisors or underwriters (or their affiliates), in connection with assets attributable to Contracts affected by the substitution, at a higher rate than Applicants have received from the corresponding Replaced International Fund, its advisors or underwriters (or their affiliates), including without limitation Rule 12b-1 fees, shareholder service, administration, or other service fees, revenue sharing, or other arrangements in connection with such assets.  Applicants represent that the substitution involving the Replaced International Portfolio and the Replacement International Portfolio and the selection of the Replacement International Fund were not motivated by any financial consideration paid or to be paid by the Replacement International Fund, its advisors, underwriters, or their respective affiliates.  Additionally, with respect to the Replacement Bond Fund, the Applicants represent that, if an order of the Commission is granted pursuant to Section 26(c) of the Act approving the substitution described herein, then on or before the date of substitution, Capital Management, the adviser to the Replacement Bond Fund, will permanently reduce its advisory fee by 0.01% to equal 0.39% of average daily net assets.  In other words, on or before the date of substitution, the advisory fee for the Replacement Bond Fund will be equal to the advisory fee of the Replaced Bond Fund.  Applicants further represent that, following this reduction, the advisory fee for the Replacement Bond Fund will not be increased without first obtaining shareholder approval.
The Companies are also seeking approval of the proposed substitution from any state insurance regulators whose approval may be necessary or appropriate.
The procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the substitution will be equal to the cash value immediately before the substitution.

III.	REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(c)
The Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the substitution by the Companies of shares of the Replacement Funds for Class A Shares of the Replaced Funds.
A.	Applicable Law
Section 26(c) of the Act requires the depositor of a registered unit investment trust holding securities of a single issuer to receive Commission approval before substituting the securities held by the trust.  Specifically, Section 26(c) states:
It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution.  The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.
Section 26(c) was added to the Act by the Investment Company Amendments of 1970 (the “1970 Amendments”).  Prior to the enactment of the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution.  In 1966, the Commission, concerned with high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund, recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.8
Congress responded to the Commissioners’ concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts.  The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares.  A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load.  The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution.  The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of the investors and provisions of the Act.9
The proposed substitution appears to involve the substitution of securities within the meaning of Section 26(c) of the Act.10  For the reasons described herein, the Applicants

8 In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval.  The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the Act.  See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

9 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).

10 While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

submit that the proposed substitution meets the standards set forth in Section 26(c) and that, if implemented, the substitution would not raise any of the aforementioned concerns that Congress intended to address when the Act was amended to include this provision.  In addition, the Applicants submit that the proposed substitution meets the standards that the Commission and its Staff have applied to substitutions that have been approved in the past.11  Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the proposed substitution.
B.	Basis for an Order
The proposed substitution is not the type of substitution that Section 26(c) was designed to prevent.  Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract values into other subaccounts and the fixed account.  Moreover, the Contracts will offer Contract owners the opportunity to transfer

11 See, e.g., New York Life Insurance and Annuity Corporation, et al., Act Rel. No. 29947 (Feb. 14, 2012) (Order), File No. 812-13902; Allianz Life Insurance Company of North America, et al., Act  Rel. No. 29716 (July 6, 2011) (Order), File No. 812-13821; National Life Insurance Company, et. al., Act Rel. No. 29662 (Apr. 29, 2011) (Order), File No. 812-13806; American Family Life Insurance Company, et. al., Act Rel. No. 29656 (Apr. 21, 2011) (Order), File No. 812-13842; MetLife Insurance Company of Connecticut, et. al., Act Rel. No. 29570 (Jan. 24, 2011) (Order), File No. 812-13816; American United Life Insurance Company, et. al., Act Rel. No. 29545 (Dec. 29, 2010) (Order), File No. 812-13780; Nationwide Life Insurance Company, et. al., Act Rel. No. 29505 (Nov. 22, 2010) (Order), File No. 812-13648; AXA Equitable Life Insurance Company, et. al., Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; MetLife Insurance Company of Connecticut, et. al., Act Rel. No. 29211 (Apr. 20, 2010) (Order), File No. 812-13700; Integrity Life Insurance Company, et. al., Act Rel. No. 29204 (Apr. 7, 2010) (Order), File No. 812-13690; Nationwide Life Insurance Company, et al., Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; Metlife Insurance Company of Connecticut, et al., Act Rel. No. 28699 (Apr. 20, 2009) (Order), File No. 812-13588; Sun Life Assurance Company of Canada (U.S.), et. al., Act Rel. No. 28607 (Jan. 22, 2009) (Order), File No. 812-13402.

amounts out of the affected subaccounts into any of the remaining subaccounts without cost or limitation.  In addition, Contract owners always have the right to change their allocations at any time without restrictions or charges of any sort.  The proposed substitution, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.  In addition, Contract owners have the right to transfer their Contract value, subject to the provisions of their Employer’s Plan or the applicable Contract, to a new provider and the Companies will not impose a fee or charge for such transfer.

IV.	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT
A.	Applicable Law
The 17(a) Applicants also request an order of the Commission under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Companies to carry out the proposed substitution by redeeming Class A Shares issued by each Replaced Fund in-kind and using the securities distributed as redemption proceeds to purchase shares issued by the corresponding Replacement Funds.  All in-kind redemptions from a Replaced Fund of which any of the Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission’s no-action letter issued to Signature Financial Group, Inc. (available Dec. 28, 1999).  In light of this fact, the 17(a) Applicants are not requesting relief with respect to those in-kind redemptions.  Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that investment company.  Section 17(a)(2) of the Act generally prohibits the persons acting as principals, from knowingly purchasing any security or other property from the registered investment company.  Pursuant to Section 17(a) of the Act, the 17(a) Applicants may be considered affiliates of one or more of the Funds involved in the proposed substitution, based upon the definition of “affiliated person” under Section 2(a)(3) of the Act and the definition of “control” under Section 2(a)(9) of the Act.  Section 2(a)(3) defines the term “affiliated person” of another person, in relevant part, as  “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person;… (E) if such other person is an investment company, any investment adviser thereof… .”  Section 2(a)(9) states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.
Shares held by an insurance company separate account are legally owned by the insurance company.  Thus, because Investment Corporation sells its shares exclusively to the Companies’ separate accounts, the Companies collectively own all of the shares of Investment Corporation, and separately Mutual of America owns at least 25% of the shares of the Replacement Bond Fund.12  Accordingly, Investment Corporation and its

12 Wilton, through the American Annuity Account and the American Life Account, currently owns only 0.01% of the shares of the Replacement Bond Fund.  Arguably, however, Mutual of America could be viewed as exercising control over the American Annuity Account and the American Life Account pursuant to its arrangement with Wilton to administer the accounts and the authority that it has been granted under the arrangement to take all actions in regard to the accounts.  Therefore, out of an abundance of caution, Wilton, the American Annuity Account, and the American Life Account have been included as 17(a) Applicants requesting exemption from Section 17(a) to carry out the proposed substitution.

portfolios, including the Replacement Bond Fund, are arguably under the control of the Companies, as per Section 2(a)(9) (notwithstanding the fact that the Contract Owners are the beneficial owners of those shares held in the separate accounts).  If Investment Corporation is under the control of the Companies, then each Company is an affiliated person of Investment Corporation and its portfolios, including the Replacement Bond Fund.  If Investment Corporation and its portfolios are under the control of the Companies, then Investment Corporation and its respective affiliates are affiliated persons of the Companies.
Moreover, Mutual of America owns of record more than 5% of the shares of the Replacement Bond Fund, and therefore Mutual of America is an affiliated person of Investment Corporation and the Replacement Bond Fund.  Likewise, Investment Corporation and the Replacement Bond Fund are each an affiliated person of Mutual of America.  Further, Mutual of America indirectly controls Capital Management, its wholly-owned indirect subsidiary, and Capital Management is therefore controlled by Mutual of America.  Furthermore, because Capital Management, as the investment adviser to Investment Corporation, is an affiliated person of Investment Corporation, Mutual of America and Investment Corporation (and its portfolios) is each an affiliated person of an affiliated person of the other.
Finally, Mutual of America owns of record more than 5% of the shares of the Replacement International Fund.  Therefore Mutual of America is an affiliated person of the Replacement International Fund and the Replacement International Fund is an affiliated person of Mutual of America.13

13 Wilton does not currently own any shares of the Replacement International Fund, and it is anticipated that Wilton will not own any such shares until the date of substitution.

Because the proposed substitution may be effected, in whole or in part, by means of in-kind redemptions and subsequent purchases of shares, the proposed substitution may be deemed to involve one or more purchases or sales of securities or property between affiliated persons.  The proposed substitution may involve a transfer of portfolio securities by the Replaced Funds to the Companies; immediately thereafter, the Companies would purchase shares of the Replacement Funds with the portfolio securities received from the Replaced Funds.  Accordingly, as the Companies and the Replacement Funds could be viewed as affiliated persons of one another, it is conceivable that this aspect of the proposed substitution could be viewed as being prohibited by Section 17(a).  The 17(a) Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application for the in-kind purchases and sales of the Replacement Funds’ shares.
Section 17(b) of the Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the Act; and (3) the proposed transaction is consistent with the general purposes of the Act.
Rule 17a-7 under the Act exempts from Section 17(a), subject to certain enumerated conditions, a purchase or sale transaction between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common directors, and/or common officers.
B.	Basis for an Order
The 17(a) Applicants submit that the terms of the proposed in-kind purchases of shares of the Replacement Funds, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any persons concerned.  The 17(a) Applicants also submit that the proposed in-kind purchases will be consistent with the investment policies of the Vanguard Fund, the DWS Fund, and the Investment Corporation, and the Replaced and Replacement Funds, as recited in the current registration statements and reports filed by them under the Act.  Finally, the 17(a) Applicants submit that the proposed substitution is consistent with the general purposes of the Act.
The 17(a) Applicants assert that, to the extent that the in-kind purchases are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all Contract owners.  The 17(a) Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid and received by each fund involved, are reasonable, fair and do not involve overreaching on the part of any person principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7.  The proposed transactions will take place at relative net asset values as of the date of substitution in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner's Contract value or death benefit or in the dollar value of his or her investment in any of the separate accounts.  Contract owners will not suffer any adverse tax consequences as a result of the substitution.  The fees and charges under the Contracts will not increase because of the substitution.
Even though the 17(a) Applicants may not rely on Rule 17a-7, the 17(a) Applicants believe that the Rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.  The boards of the Replacement Funds have adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which their series may purchase and sell securities to and from their affiliates.  The 17(a) Applicants will carry out the proposed in-kind purchases in conformity with all of the conditions of Rule 17a-7 and the Replacement Funds’ procedures adopted thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash.  The investment advisers of the Replacement Funds will examine any securities received from an in-kind redemption and accept any securities that they would otherwise have purchased for cash for the respective portfolio to hold.  The circumstances surrounding the proposed substitution will be such as to offer the Replacement Funds the same degree of protection from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under that Rule in the ordinary course of their business.  In particular, the proposed transactions will not be effected at a price that is disadvantageous to the Replacement Funds.
Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Fund involved valued in accordance with the procedures disclosed in its registration statement and as required by Rule 22c-1 under the Act.  Moreover, consistent with Rule 17a-7(d), no brokerage commissions, fees, or other cost or remuneration will be paid in connection with the proposed transactions, except for any brokerage commissions paid in connection with the liquidation of the securities that are not distributed as part of the in-kind redemption, which will be borne by the Companies and not by the Contract owners.
Consistent with Section 17(b) and Rule 17a-7(c), any in-kind redemptions and purchases for purposes of the proposed substitution will be transacted in a manner consistent with the investment objectives and policies of the Vanguard Fund, the DWS Fund, and the Investment Corporation, as recited in their registration statements.  The adviser(s) to each Replacement Fund will review the securities holdings of the corresponding Replaced Fund to determine whether its portfolio holdings would be suitable investments for the Replacement Fund in the overall context of that Fund’s investment objectives and policies and consistent with the management of that Fund.  If the adviser declines to accept particular portfolio securities of the Replaced Fund for purchase in-kind of shares of the Replacement Fund, the Replaced Fund will liquidate portfolio securities as necessary and shares of the Replacement Fund will be purchased with cash.  In addition, the redeeming and purchasing values of such securities will be the same.
The 17(a) Applicants submit that the in-kind redemptions and purchases described above are consistent with the general purposes of the Act as stated in the Findings and Declaration of Policy in Section 1 of the Act and that the proposed transactions do not present any of the conditions or abuses that the Act was designed to prevent.  The Commission has granted relief to others based on similar facts.14 The 17(a) Applicants represent that the proposed in-kind purchases meet all the requirements of Section 17(b) of the Act and request that the Commission issue an order pursuant to Section 17(b) of the Act exempting them from the provisions of Section 17(a) to the extent necessary to permit the Company, on behalf of the separate accounts, to carry out in-kind the proposed substitution by redeeming Class A shares of each Replaced Fund in-kind and using securities distributed as redemption proceeds to purchase of shares of the corresponding Replacement Fund.
C.	Specific Representations and Request for an Order
Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitution by the Company and for an exemptive order under

14 See, e.g., New York Life Insurance and Annuity Corporation, et al., Act Rel. No. 29947 (Feb. 14, 2012) (Order), File No. 812-13902; Allianz Life Insurance Company of North America, et al., Act  Rel. No. 29716 (July 6, 2011) (Order), File No. 812-13821; Metlife Insurance Company of Connecticut, et al., Act Rel. No. 29570 (Jan. 24, 2011) (Order), File No. 812-13816; Nationwide Life Insurance Company, et al., Act Rel. No. 29505 (Nov. 22, 2010) (Order), File No. 812-13648; AXA Equitable Life Insurance Company, et al., Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; Metlife Insurance Company of Connecticut, et al., Act Rel. No. 29211 (Apr. 20, 2010) (Order), File No. 812-13700; Nationwide Life Insurance Company, et al., Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; Allianz Life Insurance Company of North America, et al., Act Rel. No. 28521 (Nov. 25, 2008) (Order), File No. 812-13474.

Section 17(b) of the Act.  Applicants submit that, for all the reasons stated above, the proposed substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Furthermore, the Applicants submit that the terms of the proposed in-kind sale and purchase, including the consideration to be paid or received, are reasonable and fair to contract owners and do not involve overreaching on the part of any person and that the proposed in-kind sale and purchase is consistent with the policies of each Fund and the general purposes of the Act.
Applicants acknowledge that reliance on the exemptive relief requested herein, if granted, depends upon compliance with all of the representations and conditions set forth in this Application.
V.	COMMUNICATIONS
Please address all communications concerning this Application and Notice and Order to:

Thomas L. Martin, Esq.
Mutual of America Life Insurance Company
320 Park Avenue
New York, New York 10022

Please address any questions concerning this Application and a copy of any communications, Notice or Order to:

Thomas E. Bisset, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Ave., N.W.
Washington, D.C. 20004-2415

VI.	AUTHORIZATIONS
All requirements of the charter documents of the Applicants have been complied with in connection with the execution and filing of this Application, and the person signing the Application on behalf of each Applicant is fully authorized to do so.  Pursuant to Rule 0-2(c) of the Act,  certified copies of the resolutions authorizing the officers of the Applicants to sign and file the Application are attached as Exhibits A-1 through A-3 hereto.  In addition, Statements of Authorization and Verification required by Rule 0-2(d) under the 1940 Act with respect to the filing of this Application by each Applicant are attached hereto.

Mutual of America Life Insurance Company has caused this application to be duly signed on its behalf and on behalf of Mutual of America Separate Account No. 2 and Mutual of America Separate Account No. 3 in the State of New York on the 17th day of July, 2012.

MUTUAL OF AMERICA LIFE INSURANCE COMPANY MUTUAL OF AMERICA SEPARATE ACCOUNT NO. 2 MUTUAL OF AMERICA SEPARATE ACCOUNT NO. 3
By:	MUTUAL OF AMERICA LIFE INSURANCE COMPANY
/S/John R. Greed
By: John R. Greed
Title:	Senior Executive Vice President and Chief Financial Officer
(Seal)

Attest:	/S/ Diane M. Aramony
By: Diane M. Aramony
Title:	Executive Vice President and Secretary

Wilton Reassurance Life Company of New York has caused this application to be duly signed on its behalf and on behalf of American Separate Account No. 2 and American Separate Account No. 3 in the State of New York on the 17th day of July, 2012.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK AMERICAN SEPARATE ACCOUNT NO. 2 AMERICAN SEPARATE ACCOUNT NO. 3
By:	WILTON REASSURANCE LIFE COMPANY OF NEW YORK By: Mutual of America Life Insurance Company, authorized signatory
By:
/S/John R. Greed
By: John R. Greed

Title:	Senior Executive Vice President and Chief Financial Officer
(Seal)

Attest:	/S/ Diane M. Aramony
By: Diane M. Aramony
Title:	Executive Vice President and Secretary

Mutual of America Investment Corporation has caused this application to be duly signed on its behalf in the State of New York on the 17th day of July, 2012.

By:	By:	MUTUAL OF AMERICA INVESTMENT CORPORATION

/S/John R. Greed
By: John R. Greed

Title:	Title:	Chairman of the Board, President and Chief Executive Officer
(Seal)

Attest:	/S/ Thomas L. Martin
By: Thomas L. Martin
Title:	Executive Vice President, Deputy General Counsel and Secretary

STATEMENT OF AUTHORIZATION AND VERIFICATION
The undersigned states that he has duly executed the attached application dated the 17th day of July, 2012, for and on behalf of Mutual of America Life Insurance Company, Mutual of America Separate Account No. 2, and Mutual of America Separate Account No. 3, that he is Senior Executive Vice President and Chief Financial Officerof Mutual of America Life Insurance Company, and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file this application have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information, and belief.

/S/John R. Greed
John R. Greed
Senior Executive Vice President and Chief Financial Officer

STATEMENT OF AUTHORIZATION AND VERIFICATION
The undersigned states that he has duly executed the attached application dated the 17th day of July, 2012, for and on behalf of Wilton Reassurance Life Company of New York, American Separate Account No. 2, and American Separate Account No. 3, that he is Senior Executive Vice President and Chief Financial Officer of Mutual of America Life Insurance Company, and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file this application have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information, and belief.

/S/John R. Greed
John R. Greed
Senior Executive Vice President and Chief Financial Officer

STATEMENT OF AUTHORIZATION AND VERIFICATION
The undersigned states that he has duly executed the attached application dated the 17th day of July, 2012, for and on behalf of Mutual of America Investment Corporation, that he is Chairman of the Board, President and Chief Executive Officer of Mutual of America Investment Corporation, and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file this application have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information, and belief.

/S/John R. Greed
John R. Greed
Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT A-1	Resolutions of Mutual of America Life Company Authorizing the Filing of the Application

EXHIBIT A-2	Resolutions of Wilton Reassurance Life Company of New York Authorizing the Filing of the Application

EXHIBIT A-3	Resolutions of Mutual of America Investment Corporation Authorizing the Filing of the Application

EXHIBIT A-1

Resolutions of Mutual of America Life Insurance Company
Authorizing the Filing of the Application

SECRETARY'S CERTIFICATE

The undersigned Secretary of Mutual of America Life Insurance Company, a New York insurance company, hereby Certifies that the following is a true and correct copy of resolutions adopted by its Board of Directors on June 21, 2012 and such resolutions remain in full force and effect as of the date below:

RESOLVED, that the Chairman, President and Chief Executive Officer, and such other Company Officers as the Chairman, President and Chief Executive Officer may determine, and are hereby authorized and directed to take any and all actions that they, in the exercise of their business judgment, believe to be appropriate and necessary and to execute and file any and all documents that may be required in connection with the proposal to remove the DWS Bond Fund and the DWS International Fund as investment alternatives under the Company's variable annuity contracts (Separate Accounts No. 1 and 2) and variable universal life insurance policies (Separate Account No. 3) and to substitute the existing Mutual of America Investment Corporation Bond Fund for the DWS Bond Fund and to substitute the existing Vanguard International Fund as a replacement for the DWS International Fund; and

FURTHER RESOLVED, that the Chairman, President and Chief Executive Officer, and such other Company Officers as the Chairman, President and Chief Executive Officer may determine are hereby authorized and directed to take any and all actions that they, in the exercise of their business judgment, believe to be appropriate and necessary in connection with the operations of the Mutual of America's Separate Account No. 1, Separate Account No. 2 and Separate Account No. 3 and in connection with such actions to execute and file any and all documents that may be required in order to comply with all applicable laws and regulations, including the New York State Insurance law and regulations issued thereunder, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the 1940 Act, including without limitation exemptive applications, applications for other orders permitted or required for actions under applicable laws and regulations, such as investment fund substitutions, and amendments to such documents and applications, with any state or federal regulatory agency, including, but not limited to, the New York State Department of Financial Services and the Securities and Exchange Commission; and

FURTHER RESOLVED, that management shall report to the Board of Directors or the appropriate Committee of the Board of Directors, as determined by management, any material actions(s) taken with respect to the operation of Separate Account No. 1, Separate Account No.2 and Separate Account No. 3 at the next meeting of the Board of Directors following such action(s) taken.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Certificate this 2nd day of July 2012.

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

By:      /s/ Diane M. Aramony
Name:               Diane M. Aramony
Title:               Executive Vice President and Secretary

EXHIBIT A-2

Resolutions of Wilton Reassurance Life Company of New York Authorizing the Filing of the Application

SECRETARY'S CERTIFICATE

The undersigned Secretary of Wilton Reassurance Company of New York, a New York insurance company ("WRNY") hereby certifies that the following is a true and correct copy of resolutions adopted by the WRNY Board of Directors on June 27, 2012 and such resolutions remain in full force and effect as of the date below:

WHEREAS, Mutual of America Life Insurance Company ("Mutual"), acting in its capacity and with the authority granted and delegated to it under the Administrative Services Agreement dated as of February 28, 2001performs all necessary tasks with regard to servicing and maintaining American Separate Account No. 2 and No. 3, and Mutual has assumptively reinsured the contracts and policies in said Separate Accounts as part of the sale of the Corporation, formerly known as American Life Insurance Company of New York, to Inviva, Inc. in March 2001, and

WHEREAS, The American Separate Accounts No. 2 and No. 3 have 17 investment alternatives available to participants, all of which are also available to participants in Mutual's Separate Accounts, including the DWS Variable Series I Bond VIP Portfolio and the DWS Variable Series I International VIP Portfolio ("DWS Funds"), and

WHEREAS, Mutual has determined that it would be in the best interests of participants in Mutual's Separate Accounts to seek a substitution order from the SEC that would transfer all participant assets of the Mutual Separate Accounts that are invested in the DWS Funds to the Mutual of America Investment Corporation Bond Fund, which is currently an investment alternative available to the American separate Accounts, and the Vanguard Variable Insurance Fund International Portfolio, which is available to the Mutual Separate Accounts but not currently available to the American Separate Accounts and Mutual has recommended that the American Separate Accounts would benefit from a similar substitution order, which Mutual is willing to seek on behalf of the American Separate Accounts at no cost to the Corporation or its Separate Accounts.

RESOLVED, that in connection with the aforementioned substitution order the Chairman, President and Chief Executive Officer, of Mutual and such other Officers of Mutual as the Chairman, President and Chief Executive Officer of Mutual may determine, are hereby authorized and directed to take any and all actions that they, in the exercise of their business judgment, believe to be appropriate and necessary in connection with the operations of American Separate Account No. 2 and American Separate Account No. 3 and in connection with such actions to execute and file any and all documents that may be required in order to comply with all applicable laws and regulations, including the New York State Insurance law and regulations issued thereunder, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the 1940 Act, including without limitation exemptive applications, applications for other orders permitted or required for actions under applicable laws and regulations, such as substitutions, and amendments to such documents and applications, with any state or federal regulatory agency, including but not limited to the New York State Department of Financial Services and the Securities and Exchange Commission; and

RESOLVED, that the Chairman, President and Chief Executive Officer of Mutual and such other officers as the Chairman, President and Chief Executive Officer of Mutual may determine, are authorized to take additional actions preliminary to the seeking of the aforementioned substitution order from the SEC as they may decide in the exercise of their judgment, such as barring new contributions and transfers into the DWS Funds; and

FURTHER RESOLVED, that Mutual shall report to the Board of Directors, any material actions taken with respect to the operation of American Separate Account No. 2 and American Separate Account No. 3 within a reasonable time after action has been taken.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Certificate this 27th day of June 2012.

WILTON REASSURANCE COMPANY OF NEW YORK

By:       /s/ Mark R. Sarlitto
Name:	Mark R. Sarlitto
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT A-3

Resolutions of Mutual of America Investment Corporation Authorizing the Filing of the Application

SECRETARY'S CERTIFICATE

The undersigned Secretary of Mutual of America Investment Corporation, a Maryland corporation, hereby certifies that the following is a true and correct copy of resolutions adopted by the Corporation's Board of Directors on June 19, 1986 and such resolutions remain in full force and effect as of the date below:

RESOLVED, that the Chairman & Chief Executive Officer, President, a Vice President, the Treasurer, the Secretary or an Assistant Secretary of this Corporation be, and hereby are, authorized to prepare, with the assistance of counsel, and to sign and file with the Securities and Exchange Commission on behalf of this Corporation, any applications, a form of agreement and plan of reorganization, and any amendments thereto, for orders of the Securities and Exchange Commission under Sections 17(b) and 17(d) of the Investment Company Act of 1940 and any other appropriate section of that Act or any rule thereunder, for exemptions from such provisions of that Act or Rules thereunder as such officers, upon the advice of counsel, may deem necessary or advisable, including any application for exemption and any amendments thereto to permit or expedite the implementation of an agreement and plan of reorganization pursuant to which Mutual of America Separate Account No. 2 would transfer all its portfolio assets to this Corporation in exchange for shares of this Corporation and any actions previously taken in this regard are ratified, confirmed and adopted.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Certificate this 2nd day of July 2012.

MUTUAL OF AMERICA INVESTMENT CORPORATION

By:   /s/ Thomas L. Martin
Name:	Thomas L. Martin
Title:	Executive Vice President, Deputy General Counsel and Secretary